Exhibit 99.1

NEWS RELEASE

YAMANA ADVANCES AGUA RICA STRATEGY THROUGH AGREEMENT WITH
XSTRATA AND GOLDCORP - TARGETING INTEGRATION INTO ALUMBRERA

(all amounts expressed in US dollars)

TORONTO, ONTARIO, March 8, 2011 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) (“Yamana” or “the Company”) today announced an arrangement, subject to formal documentation, with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that would facilitate the ultimate integration of Agua Rica into Minera Alumbrera (“Alumbrera”).  Agua Rica is a 100% Yamana owned, development stage project in the province of Catamarca, Argentina and is located approximately 35 kilometres from the currently operating Alumbrera mine.  Subject to Xstrata and Goldcorp exercising their option to have Alumbrera acquire Agua Rica, and following the integration of the projects, Xstrata, Goldcorp and Yamana would own interests in the combined project of 50%, 37.5% and 12.5% respectively, consistent with their current interests in Alumbrera.

The terms of the agreement provide for Yamana to receive from Xstrata and Goldcorp a combination of payments summarized as follows:

•	Initial payments totaling $110 million, payable as follows:

•	$10 million payable within seven days of this announcement
•	$20 million payable upon execution of formal transaction documents (“closing”)
•	$20 million payable 12 months from closing
•	$30 million payable 24 months from closing
•	$30 million payable 36 months from closing

•	Further payments totaling $200 million, which include:

•	$150 million payable upon approval to proceed with construction
•	$50 million payable upon achieving commercial production

In addition to the above consideration in this transaction, the Company would also receive a deferred consideration revenue stream.   The deferred consideration to be received by Yamana would be based on a formula (subject to certain adjustments) as follows:

65% of payable gold produced X (spot gold price - [$450 + 10% X (spot gold price - $1000)]), up to a maximum of 2.3 million ounces paid to Yamana

This would allow the Company to retain positive exposure to the majority of the significant gold resources at the Agua Rica project.

Given that Yamana would retain a 12.5% interest in the combined project, the Company is effectively agreeing to sell only 87.5% of Agua Rica.  With its continued interest through its Alumbrera ownership, Yamana would also benefit from the significant synergies that would be realized through the combination of two projects, and from the cash flows to be received through ongoing dividends over a mine life estimated at more than 25 years.

“We are pleased to come to an agreement with Xstrata and Goldcorp with respect to Agua Rica,” commented Peter Marrone, Chairman and CEO.  “After reviewing a number of strategic alternatives for Agua Rica, it was clear that this transaction provides the best opportunity for development of Agua Rica and the greatest value potential to all parties. We are pleased with the value we will receive for Agua Rica in addition to maintaining exposure to a significant portion of the gold at the project.  We are also pleased that our interest in Alumbrera, which we will continue to own, would also increase in value once a formal decision for construction and integration occurs. The ultimate integration of the projects, Agua Rica and Alumbrera, would create considerable further value not only for us, but for all stakeholders, and would ensure the development of Agua Rica and continuation of Alumbrera. This would be positive for all parties. The well established relationships of Alumbrera and its joint venture partners with governments and other stakeholders would also facilitate the timely development of Agua Rica.”

A formal decision to purchase Agua Rica would be made at the time of a construction decision. Should Xstrata and Goldcorp decide not to make a construction decision, or should the four year option period expire, Yamana would retain all payments received prior to termination  and be entitled to all work product, technical studies and reports developed with respect to Agua Rica during the option period.

The formal transaction documents are expected to be signed as soon as possible, although not later than August 31, 2011.  During the period prior to a formal construction decision, Alumbrera will be responsible for the management and funding of all the feasibility study and development work relating to Agua Rica.

Yamana is being advised by Bank of America Merrill Lynch as its financial advisor in connection with its sourcing and review of strategic alternatives relating to Agua Rica.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
(416) 815-0220
Email:  investor@yamana.com
or
Linda Armstrong
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com
www.yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parametres as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.